UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No.__)*


                            OrderPro Logistics, Inc.
                         ------------------------------
                                (Name of Issuer)

                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)


                                   68574P 10 7
                                 --------------
                                 (CUSIP Number)


                              Richard L. Windorski
                         7400 N. Oracle Road, Suite 372
                             Tucson, Arizona 85704
                                  520-434-5690
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                               September 29, 2000
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
---------------------                                          -----------------
CUSIP NO. 68574P 10 7                                          Page 2 of 6 Pages
---------------------                                         ------------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    O P Logistics, L.P.
    Richard L. Windorski, Beneficial owner
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [X]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    00
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    Arizona, USA
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     2,812,000
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     None
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       2,812,000 shares
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     None
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,812,000 shares
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    57.3%
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    PN
    --------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
---------------------                                          -----------------
CUSIP NO. 68574P 10 7                                          Page 3 of 6 Pages
---------------------                                          -----------------

ITEM 1. SECURITY AND ISSUER

The equity securities are Common Stock. The name and address of the executive offices of the issuer is:

          OrderPro Logistics, Inc.
          7400 N. Oracle Road, Suite 372
          Tucson, Arizona 85704

ITEM 2. IDENTITY AND BACKGROUND

     (a)  OP Logistics, L.P., Arizona
          7400 N. Oracle Road, Suite 372
          Tucson, Arizona 85704
          This limited partnership was created by Mr. Richard L. Windorski to hold the shares of stock in the issuer as well as other companies. Mr. Windorski is the president of the issuer.

     (d) During the past five years the reporting person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) The reporting person has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On September 29, 2000 an Agreement and Plan of Reorganization was executed between Fifthcai, Inc. and OrderPro Logistics, Inc. wherein 100% of the shares of OrderPro were acquired for 4,660,000 shares of Fifthcai. The name of the acquiring company was then changed to OrderPro Logistics, Inc. The reporting person received its shares on a stock for stock basis in the exchange. The 8K setting forth the transaction was filed on October 17, 2000.

                                  SCHEDULE 13D
---------------------                                          -----------------
CUSIP NO. 68574P 10 7                                          Page 4 of 6 Pages
---------------------                                          -----------------

ITEM 4. PURPOSE OF TRANSACTION

The reporting  person  acquired the securities  through a merger as described in
Item 3. The objective of the merger was to become a public company.

     (a) The reporting person who is also the president of the issuer has no plans, which relate or would result in the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer other than in the ordinary course of business such as, acquisitions and the raising of capital.

     (b) The reporting person had no plans for an extraordinary transaction when it received its stock.

     (c) There has not been nor is there now a plan or proposal to transfer a material amount of the assets of the issuer. It does not have a subsidiary.

     (d) There is no plan to change the present board of directors at this time.

     (e) There is no plan to materially change the capitalization of the issuer.

     (f) No other material changes are anticipated other than the normal business acquisitions to satisfy the issuer's plan of operation.

     (g) There are no changes or anticipated changes, which may impede the acquisition of control of the issuer by any person.

     (h) There are no plans or proposals, which may result in a class of securities from being delisted from a national securities exchange, or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

     (i)  There are no plans or proposals, which may result in a class of equity
          securities  of  the  issuer  becoming   eligible  for  termination  of
          registration pursuant to Section 12(g)(4) of the Act.

     (j)  There are no plans or proposals, which may result in a class of equity
          securities  of  the  issuer  becoming   eligible  for  termination  of
          registration pursuant to any activity as, enumerated (a) through (b).

                                  SCHEDULE 13D
---------------------                                          -----------------
CUSIP NO. 68574P 10 7                                          Page 5 of 6 Pages
---------------------                                          -----------------

ITEM 5. INTEREST OF THE SECURITIES OF THE ISSUER

     (a) Number of Shares. 2,812,000 shares Percentage of class is 57.3%. The reporting person has no right to any further shares.

     (b) The reporting person has the sole power to vote the above mentioned shares. There is no shared power to vote.

     (c) There are no transactions in the class of securities reported on that were effected during the past 60 days. There have been no other
          Schedule 13D filings.

     (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

     (e) The reporting person has not ceased to be the beneficial owner of more than 5% of the class of securities.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the reporting person and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls guarantees of profit, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     The reporting person has no exhibits to file and has incorporated by reference the issuer's 8-K.

                                  SCHEDULE 13D
---------------------                                          -----------------
CUSIP NO. 68574P 10 7                                          Page 6 of 6 Pages
---------------------                                          -----------------

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 23, 2001                        OP Logistics L. P.


                                          By /s/ Richard L. Windorski
                                             -----------------------------------
                                             Richard L. Windorski, Partner